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                                                Filed by: McLeodUSA Incorporated

                           Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                   Subject Company: CapRock Communications Corp.
                                                 Commission File No.: 000-24581


[The following is the text (including descriptions of graphics) of slides from a slide show being presented by certain executive officers of McLeodUSA Incorporated in meetings with analysts, potential investors and others regarding its proposed business combination with CapRock Communications Corp.]

Slide 01

Large McLeodUSA logo and CapRock logo

Slide 02

Safe Harbor . . .
Some of the statements contained in this slide presentation discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. Actual events or results may differ substantially. Important factors that could cause actual events or results of McLeodUSA to be materially different from the forward-looking statements include availability of financing and regulatory approvals, the number of potential customers in a target market, the existence of strategic alliances or relationships, developments in the industry, changes in the competitive climate in which we operate and the emergence of future opportunities. These and other applicable risks are summarized under the caption "Risk Factors" in the McLeodUSA Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which is filed with the Securities and Exchange Commission.

McLeodUSA and CapRock will file a proxy statement / prospectus and other documents regarding the proposed business combination transaction referenced in the following information with the SEC. Investors and security holders are urged to read the proxy statement / prospectus, when it becomes available, because it will contain important information. A definitive proxy statement / prospectus will be sent to security holders of
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CapRock seeking their approval of the transaction. In addition, McLeodUSA will file a registration statement with the SEC to register certain of its notes to be offered in an exchange offer for outstanding CapRock notes. CapRock noteholders are urged to read the exchange offer prospectus, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus, exchange offer prospectus (when they are available) and other documents filed by McLeodUSA and CapRock with the SEC at its web site at www.sec.gov. The definitive proxy statement / prospectus, exchange offer prospectus and other documents may also be obtained for free by directing a request to:

CapRock Communications, Inc.                      McLeodUSA
at 972-982-9550                                   at 319-790-7800.


Slide 03

A Solid Deal. . .

        Consideration
               Stock                               15.1M Shares*
               Fixed Exchange Ratio                0.3876 MCLD Shares
               Debt (Net)                          $330M
               Enterprise value                    $527M

        Key Terms
               No Cap or Collar
               Voting Agreement (50% + shares)
               Purchase Accounting
               Expected Close - 1Q2001

*2% Fully Diluted

McLeodUSA logo                                     ... assets and market


Slide 04

M & A, Staged, Successful . . .

[Merger and Acquisition timeline diagram, starting with the year 1996 continuing until 2000 and showing corporate logos of business acquired or, in the case of CapRock, proposed to be acquired. Telecom*USA Publishing Company is shown in 1996, Consolidated Communications is shown in 1997, Dakota Telecommunications Group is shown in 1998, Ovation

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Communications is shown in 1999, Access is shown in 1999, Splitrock is shown in
2000, CapRock is shown in 2000.]

McLeodUSA logo                      ...integrating, leveraging people and assets


Slide 05

McLeodUSA and CapRock. . . .

[Below this text Local Business Lines, and on the left side of the slide appears a map of the continental United States, showing the 48 states therein. The two letter postal state abbreviation symbols "WA," "OR," "ID," "MT," "WY," "UT," "AZ," "NM," "CO," "KS," "NE," "SD," "ND," "MN," "WI," "IA," "MO," "IL," "IN,"
"OH," "MI," appear in bold type within the respective boundaries of the state which each symbol represents and these states are colored yellow. The following numerical percentages appear within the following states: Michigan "13%," Illinois "32%," Wisconsin "19%," Minnesota "23%," Iowa "46%," Missouri "8%", Nebraska "5%," South Dakota "32%," North Dakota "33%," Wyoming "35%," Colorado "17%," and Idaho "2%". A star and a numerical percentage associated therewith is located in the state of Indiana "10%". The year "2000" appears within the following states: Ohio, Kansas, New Mexico, Arizona, Utah, Oregon, Washington, and Montana. The two letter postal state abbreviation symbols "TX", "OK", "AR", "LA" appear in white letters within the respective boundaries of the state which each symbol represents and these states are colored lavender.]

[Below the map on the left side appears a legend showing a star with the text "Indianapolis, IN" to its right. Below the map on the left side appears text "% Excludes Tier 1 Markets". Beside the map on the right side the following text is listed with bullet points: Expands Footprint, 1st/2nd/3rd Tier, SME Focus.]

McLeodUSA logo                                     . . . strategic fit

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Slide 06

Market Extension. . .

                        CPRK          MCLD           Total         % Change
States                    4            21            25              19%
Addressable POP's        27M           80M           107M            34%
Sales Cities             18            115           133             16%
Sales People             200           1,200         1,400           17%
Local Lines              83K           824K          907K            10%

Numbers Represent 2Q00 Actuals

McLeodUSA logo                                            . . . tactical fit


Slide 07

Network Extension . . .

[Centered on the slide is a diagram of the continental United Sates. In yellow print are lines illustrating McLeodUSA's fiber routes along with stars showing future and current switch sites. In purple print are lines of CapRock's current fiber route along with stars showing future and current switch sites. To the bottom left of the diagram is a key designating a light star as a current switch site and a dark green star designating a future switch site. To the right of the diagram is a key for McLeodUSA designating a triangle for Core sites, a circle for hub sites, a yellow line for fiber route*, and a triangle with a circle around it for the network centers. Below is a key for CapRock listing a purple line for fiber route. Below the key is the text "*Level 3 Fiber Complete 1H2001". Below this diagram is the text "Illustration Only". Above the diagram is text "31,000 Route Miles".]

McLeodUSA logo                       . . . expands 1st, 2nd and 3rd tier markets


Slide 08

Combined Assets . . .

                          CPRK          MCLD            Total           %Change
Route Miles               5K            26K/(1)/        31K               19%
Fiber Miles               350K          815K            1.2M              50%
Colocations               200           400             600(2)            50%
Switches                  12            37              49                32%
ATM's                     17            361             378                5%

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Numbers Represent 2Q00 Actuals
1) Level 3 Fiber Complete 1H2001
2) Year-End 2000 Estimate

McLeodUSA logo                                     . . . network fit


Slide 09

Financials . . .

As of 6-30-00                CPRK          MCLD            Total       %Change
PP&E(Gross)                  $536M         $2.2B           $2.7B         23%
Market Value*                $197M        $10.9B          $11.1B          2%
Debt (Gross)                 $360M         $2.6B           $3.0B         15%

*Fully Diluted Shares

2001 Est.                    CPRK          MCLD            Total        %Change*
Revenue                      $200-$210M    $1.9-2.0B       $2.1-2.2B       60%
EBITDA                       $2M           $225-235M       $225-235M      340%

*MCLD 2000 Average Consensus vs. 2001 Expectations

McLeodUSA logo                                             . . . are compelling


Slide 10

McLeodUSA and CapRock. . .

                                 Right Assets

                               Right Management

                                Right Execution

                                  Right Time

McLeodUSA logo                                     . . .right combination


Slide 11

Large McLeodUSA logo
Small McLeodUSA logo

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